For Immediate Release

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
vpower@sears.ca

Sears Canada Announces Director Resignation

TORONTO - August 2, 2017 - Sears Canada Inc. today announced that Anand A. Samuel has resigned from the Company’s Board of Directors.

About Sears Canada
Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.-based co-founder, now known as Sears Holdings Corporation, based in Illinois.